September 10, 2012

Via EDGAR

Ms. Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Funding, LLC. Form S-3 Filed August 22, 2012 File No. 333-183479

Dear Ms. Hsu:

On behalf of Huntington Funding, LLC (the “Company”), as counsel for the Company, we hereby submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2012 (the “Comment Letter”), regarding the above referenced registration statement (the “S-3”).  For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of the Company.

The Company is filing today Pre-effective Amendment No. 1 to the S-3, which revises the S-3 to provide additional disclosure in response to the Comment Letter.  Set forth below are the Company’s point-by-point responses to the Comment Letter.  All capitalized words used herein and not defined herein or in the Comment Letter have the respective meanings ascribed to those terms in the S-3.

Prospectus Supplement

Repurchase History, page S-32

“1.
We note that in the footnote to the table found on page S-89 [sic] you refer to “the most recent Form ABS-15G filed by the depositor and the CIK number of the depositor.” You state in Form ABS-15G, filed on May 14, 2012, that you “have attempted to gather information required by this form ABS-15G and Rule 15Ga-1, among other things….” Further, you indicate that you cannot be certain that you have obtained “all applicable Reporting Information” for “among other things” specified reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that

Ms. Katherine Hsu
September 10, 2012

you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.”

Response to Comment 1

We respectfully note your comment.  On behalf of the Company we confirm that the Company is filing a Form ABS-15G/A to amend the footnote to the May 14, 2012 Form ABS-15G in accordance with your comment.  On behalf of the Company we further confirm that the corresponding footnote in future filings on Form ABS-15G will conform to your comment.

Certificates

“2.
We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).”

Response to Comment 2

We are familiar with the recent decision of the United States District Court for the Southern District of New York that held that the Trust Indenture Act (the “TIA”) applies to pass-through mortgage-backed certificates notwithstanding that a pass-through mortgage-backed certificate, which represents a beneficial ownership interest in a trust, is not in form a “note, bond, debenture, or evidence of indebtedness” that is expressly subject to the TIA.  Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago, et al. v. The Bank of New York Mellon (April 3, 2012).

We observe that the decision in Retirement Board was issued in connection with the court’s rejection of a motion for summary judgment by the defendant and that the litigation in that case is ongoing.  It is impossible to know whether the decision will be overturned on rehearing or on appeal, although that appears to be a real possibility in light of the preponderance of scholarly commentary and the large volume of pass-through securities that have been issued on the basis of exemptions from qualification of an indenture under the TIA that the court’s decision would foreclose.

Furthermore, owing to legal peculiarities of mortgage-backed securities, it is difficult to predict how far the reasoning of the court would extend to non-mortgage asset-backed

Ms. Katherine Hsu
September 10, 2012

securities such as those backed by automobile loans and installment sale contracts, which are the subject of the S-3.  For example, the court appears to have inferred that mortgage pass-through certificates constitute a “note, bond, debenture, or evidence of indebtedness” in part because of their treatment as debt for tax purposes.  This inference may be supported by the provisions of the Internal Revenue Code of 1986 governing real estate mortgage investment conduits (the “REMIC Provisions”), which treat all “regular interests” in a real estate mortgage investment conduit as debt for federal income tax purposes regardless of whether they are equity under applicable state law or have substantial equity features for purposes of the Employee Retirement Security Act of 1974.   Because the REMIC Provisions do not apply to non-mortgage asset-backed securities, the characterization for tax purposes of an asset-backed certificate would be based on a classic “debt/equity” analysis and would not be based on the statutory mandate reflected in the REMIC Provisions.

Notwithstanding the foregoing, on behalf of the Company we confirm that the Company would comply fully with any requirement of controlling judicial authority or valid Commission interpretation to qualify as an “indenture” under the TIA the pooling and servicing agreement or other instrument pursuant to which the Company issued certificates that were registered under the S-3.  References to a “trust indenture” and “indenture trustee” on pages 42 and 79 of the Base Prospectus would in such case naturally apply to such pooling and servicing agreement or other instrument.

Base Prospectus

Overview of the Information in this Prospectus and the Applicable Prospectus Supplement, page i

“3.
We note that on page i of the Base Prospectus you state that ‘the credit ratings for each class of securities’ will be included in the prospectus supplement. Please be aware that such disclosure at the time of takedown in the prospectus would require inclusion, at the time of takedown, of the rating agency’s consent to be named as an expert. Refer to Section 939G of the Dodd-Frank Act and the staff no-action letter, Ford Motor Credit Company LLC (November 23, 2010).”

Response to Comment 3

We respectfully note your comment.  On behalf of the Company we confirm that the Company will revise the cited language on page i of the Base Prospectus to read as follows:  “the conditions under which credit rating agencies may be retained to rate any class of securities or may be provided with information they could use to provide unsolicited ratings of a class of securities.”

On behalf of the Company we confirm that the Company is aware that, pursuant to Section 939G of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Rule 436(g) under the Securities Act of 1933 has no force or effect and that as a result,

Ms. Katherine Hsu
September 10, 2012

disclosure of a rating in a registration statement requires inclusion of the consent by the rating agency providing such rating to be named as an expert.  On behalf of the Company we further confirm that disclosure of the information required to be elicited by items 1103(a)(9) and 1120 of Regulation AB would require inclusion, at the time of takedown, of the consent of each named rating agency to be named as an expert.  In determining whether to seek to obtain such consent the Company shall be guided by the Staff’s no-action letter, Ford Motor Credit Company LLC (November 23, 2010, replacing the Staff’s no-action letter dated July 22, 2010).

Ratings of the Securities, page 70

“4.
We note that on page 70 of the Base Prospectus, you refer to the amendments adopted by the SEC on July 26, 2011 which remove credit ratings as eligibility criteria for the public registration of certain securities offerings. However, asset-backed securities were carved out of such amendments, and accordingly, issuers of asset-backed securities should still look to General Instruction I.B.5 for their offerings. Refer to Section II.B. of Release No. 33-9245 (Technical Amendment to General Instruction I.B.5. of Form S-3). Accordingly, please remove the references to the amendments adopted by the SEC on July 26, 2011 which do not apply to issuers of asset-backed securities.”

Response to Comment 4 We respectfully note your comment and will revise page 70 of the Base Prospectus to remove the references to the amendments adopted by the Commission on July 26, 2011.

Registration Statement Part II

Item 17. Undertakings, page 79

“5.
We note your paragraph (g) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet Web site in the prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the paragraph (g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.”

Response to Comment 5 We respectfully note your comment and will delete paragraph (g) accordingly.

Ms. Katherine Hsu
September 10, 2012

On behalf of the Company we acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;  (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the S-3; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company understands that the Staff will consider a written request for acceleration of the effective date of the S-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the S-3.

Please do not hesitate to contact me at (212) 536-4843 if you have further questions or would like to discuss any other matters.

Very truly yours, /s/ Anthony R. G. Nolan.

Cc:	Scott J. McKim Richard A. Cheap, Esq. Daniel W. Morton, Esq.
(Huntington Funding, LLC)
Drew A. Malakoff